UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒        ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐        TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number 1-03562

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AQUILA, INC. RETIREMENT INVESTMENT PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

AQUILA INC.

20 West Ninth Street, Kansas City, Missouri  64105

REQUIRED INFORMATION

The Aquila, Inc. Retirement Investment Plan (“the Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”).  Therefore, in lieu of the requirements of Items 1 - 3 of Form 11-K, the financial statements and schedule of the Plan for the two years ended December 31, 2004 and 2003, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension and Benefits Committee of Aquila, Inc. Retirement Investment Plan has caused this annual report to be signed by the undersigned hereunto duly authorized.

Aquila, Inc. Retirement Investment Plan

By:	/s/ Randal P. Miller
Randal P. Miller
Vice President Finance
and Treasurer

Date:  June 29, 2005

2

EXHIBIT INDEX

Exhibit Number	Document Description

23.1	Consent of KPMG

3

Consent of Independent Registered Public Accounting Firm

The Plan Administrator

Aquila, Inc. Retirement Investment Plan:

We consent to the incorporation by reference in the registration statements (No. 333-68042 and No. 333-29819) on Form S-8 of Aquila, Inc. of our report dated June 27, 2005, with respect to the statements of net assets available for benefits of the Aquila, Inc. Retirement Investment Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental Schedule H, line 4i—schedule of assets (held at end of year) as of December 31, 2004, which report is included herein.

/s/ KPMG LLP

Kansas City, Missouri

June 27, 2005

4

APPENDIX 1

AQUILA, INC. RETIREMENT INVESTMENT PLAN

Financial statements as of and for the years ended December 31, 2004 and 2003.  Supplemental schedule as of and for the year ended December 31, 2004 and Report of Independent Registered Public Accounting Firm.

5

Report of Independent Registered Public Accounting Firm

The Compensation and Benefits Committee and Participants of the Aquila, Inc. Retirement Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Aquila, Inc. Retirement Investment Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Kansas City, Missouri
June 27, 2005

AQUILA, INC. RETIREMENT

INVESTMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Assets:
Investments:
Cash	$—	8,135
Investments, at fair value as determined by quoted market prices	191,489,349	163,698,910
Investments, at fair value as determined by the trustee	44,853,845	41,342,993
Participant loans	5,137,245	5,069,188
Total investments	241,480,439	210,119,226

Receivables:
Participant contributions	715,470	313,999
Employer contributions	5,031,636	4,779,430
Net assets available for benefits	$247,227,545	215,212,655

See accompanying notes to financial statements.

AQUILA, INC. RETIREMENT

INVESTMENT PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2004 and 2003

	2004	2003
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$16,771,054	40,190,007
Interest and dividends	5,581,833	4,084,782
Total investment income	22,352,887	44,274,789

Contributions:
Employer	12,566,167	12,377,636
Participant	12,656,708	12,386,150
Employee rollovers from other investment plans	474,019	160,824
Total contributions	25,696,894	24,924,610
Transfers into the Plan	—	1,619,742
Total additions	48,049,781	70,819,141

Deductions:
Benefit payments	15,866,238	16,609,040
Management fees	168,653	146,384
Total deductions	16,034,891	16,755,424
Net increase	32,014,890	54,063,717
Net assets available for benefits:
Beginning of year	215,212,655	161,148,938
End of year	$247,227,545	215,212,655

See accompanying notes to financial statements.

AQUILA, INC. RETIREMENT
INVESTMENT PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(1)                     Description of the Plan

The following description of the Aquila, Inc. Retirement Investment Plan (the Plan) is provided for information purposes only. Participants should refer to their Plan Summary for a more complete description of the Plan’s provisions.

(a)                      General

The Plan is a defined contribution plan covering all full-time and eligible part-time employees of Aquila, Inc. and subsidiaries (collectively, the Company).

The purpose of the Plan is to provide additional incentive and retirement security for eligible employees by (a) permitting employees to make tax-deferred savings contributions, which are matched by employer contributions, and (b) providing employer discretionary contributions regardless of whether employees make contributions on their own. The Plan also permits participants to borrow against their account balances, subject to certain limitations.

Generally, an employee is eligible to participate in the Plan as of the date employment commences. Participation in the Plan is voluntary. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)                      Contributions

Participants may generally elect to defer up to 50% of their annual compensation on a pretax basis, subject to certain Internal Revenue Code limitations. The Company matches contributions generally in the amount of 100% of the first 6% of employee compensation that is deferred. Compensation deferred in excess of 6% will not be matched by the Company. Participants do not pay Federal income taxes on their deferrals, employer matching contributions, or investment earnings until such time as distributions from the Plan are received.

Participants may elect to defer up to 100% of their compensation each pay period on an after-tax basis, subject to certain Internal Revenue Code limitations, provided, however, in no event will the sum of the participant’s year-to-date pretax and after-tax deferrals exceed 50% of their annual compensation. Such after-tax deferrals will be matched by the Company generally in the amount of 100% of the first 6% of deferred participant compensation, provided, however, in no event will the sum of the pretax and after-tax employer matching contributions exceed 6% of the participant’s total deferred compensation under the Plan.

In addition to employer matching contributions, the Company may make an employer discretionary contribution and/or supplementary discretionary employer contribution. Eligible active participants at December 31 with at least 1,000 hours of service during the year, along with eligible participants who terminated employment during the year on or after attaining age 55, share in the discretionary contribution. In 2004 and 2003, total Company discretionary contributions were approximately 3% of total eligible participant compensation.

Effective January 2003, the Plan was amended to reflect a change in the manner in which employer discretionary contributions are allocated among eligible employees. All eligible participants received a 2% discretionary contribution. Employer discretionary contributions beyond 2% are allocated to participants based on allocation points, as defined. Allocation points are awarded as follows, provided the participant has attained 10 or more years of service: (1) two points are awarded for each whole year of age, (2) one point is awarded for each whole year of service recognized for purposes of vesting, and (3) one point for each $1,000 of compensation earned during the Plan year. Prior to this amendment, employer discretionary contributions were allocated to eligible participants on a pro rata basis based on each participant’s eligible compensation as a percentage of total eligible participant compensation.

The discretionary contributions to the Plan were $4,578,957 and $4,294,449 in 2004 and 2003, respectively. The 2004 and 2003 contributions were issued in the form of cash. These transactions, which did not occur until the subsequent plan year, are shown as receivables as of December 31, 2004 and 2003.

(c)                       Participant Accounts

The accounts of each eligible participant are adjusted by any employee pretax contributions, employee after-tax contributions, employer matching contributions, rollover or transfer of accounts, new loans, distributions and loan repayments, allocation of investment gains and losses, and employer discretionary contributions.

Investment gains, losses, dividends, and interest of each fund are allocated to the accounts of the participants on a pro rata basis based on each participant’s account as a percentage of the total value of all participant accounts on a daily basis.

(d)                      Vesting

Participants are immediately vested in their contributions to the Plan and the investment income thereon. Participants vest 20% after each year of credited service in the employer matching and discretionary contributions made on their behalf and the investment income thereon. If participants terminate before they are 100% vested, the unvested portion is forfeited and reduces future Company contributions. During 2004 and 2003, forfeitures were $127,241 and $76,268, respectively. The balance of unallocated forfeitures at December 31, 2004 and 2003 were $26,877 and $220,651, respectively. A portion of the 2003 forfeitures was used to reduce the 2004 Company discretionary contributions, while a portion of the 2004 forfeitures were used to pay plan expenses and offset employer matching contributions.

(e)                       Payment of Benefits

Distributions under the Plan are payable in the event of qualified retirement, death, total and permanent disability, termination of employment, and pursuant to qualified domestic relations orders. Distributions due to demonstrated financial hardship must be approved by the Plan committee. If a distribution is made for financial hardship or certain other in-service withdrawals, employer matching contributions will be suspended for six months. Distributions may be made in cash or, if a participant elects, in the form of Company common shares.

(f)                         Investment Programs

J.P. Morgan Retirement Plan Services is the record keeper of the Plan. Participants may direct investment of their contributions among the following options: Aquila, Inc. Common Stock; mutual funds that give the employee the option to invest in large, mid, and small company stocks, including international (based on market capitalization); and fixed income funds. The Plan offers lifestyle funds categorized as aggressive, moderate, and conservative, which consist of a portfolio of mutual funds with a risk factor consistent with the name of the lifestyle category. The Plan also offers a brokerage account that allows the participant to invest in individual securities. Transfers among the contributory funds may be elected in 1% increments at any time during the year.

Prior to 2003, employer matching and employer discretionary contributions were invested in Aquila, Inc. Common Stock. Effective in 2003, employer matching and employer discretionary contributions are in the form of cash and all investments, including those made prior to 2003, may be invested at the direction of the participant.

The investment managers who provide the mutual funds available to participants are American Century Investments, Fidelity Investments, J.P. Morgan Funds, the Vanguard Group, Artisan Funds, American Funds, and The Managers Funds.

(g)                      Participant Loans

The Plan allows participants to borrow up to the lesser of one-half of the vested amount of their participant account, excluding their employer discretionary stock contributions, or $50,000 less their highest outstanding loan balance for the 12 previous months. The minimum loan amount is $1,000. Loans for the acquisition of the participant’s primary residence must be repaid within 10 years. All other loans must be repaid within five years. Interest is charged at prevailing market rates at the time the loan is funded and is fixed over the life of the loan.

(h)                      Management Fees

The expenses incurred to operate the Plan, such as investment transaction fees, administrator fees, and trustee fees, are paid by the Plan. Other administrative expenses of the Plan may be paid by the Plan or the Company, as the Company elects.

(2)                     Summary of Significant Accounting Policies

(a)                      Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

(b)                      Investment Valuation

The Plan’s investments are stated at fair value. Fair value is determined by quoted market prices except for the SEI Stable Asset Fund, which is valued by the trustee. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

The Plan may invest in various types of investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for Plan benefits.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

(c)                       Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(d)                      Reclassifications

Certain prior year amounts in the financial statements have been reclassified where necessary to conform to the 2004 presentation.

(3)                     Investments

The following are investments that represent 5% or more of the Plan’s net assets as of December 31, 2004 and 2003, respectively:

	2004	2003
Aquila, Inc. Common Stock, 8,757,867 and 9,053,710 shares, respectively	$32,329,887	30,714,721
SEI Stable Asset Fund, 44,853,845 and 41,342,993 shares, respectively	44,853,845	41,342,993
American Century Income & Growth Fund, 716,223 and 680,554 shares, respectively	21,974,968	18,842,933
American Century International Growth Fund, 1,654,169 and 1,615,523 shares, respectively	14,989,411	12,815,854
American Century Ultra Fund, 537,690 and 537,269 shares, respectively	15,872,861	14,306,863
American Century Equity Index Fund, 3,670,925 and 3,576,039 shares, respectively	17,723,906	15,848,665
Artisan Mid Cap Fund, 668,297 and 632,048 shares, respectively	19,752,541	16,284,748
American Century Small Cap Value Fund, 1,428,688 and 1,170,012 shares, respectively	14,538,858	10,735,979

During 2004 and 2003, the Plan’s investments (including realized gains and losses on investments, as well as unrealized gains and losses on investments) appreciated in value by $16,771,054 and $40,190,007, respectively, as follows:

	2004	2003
Aquila, Inc. Common Stock	$2,777,721	14,794,911
Other common stock	1,103	(1,685)
Mutual funds	13,842,154	25,032,361
Common Collective Trust (SEI Stable Asset Fund)	27,791	8,606
JPMI Brokerage Account	122,285	355,814
Total net appreciation	$16,771,054	40,190,007

The JPMI brokerage account consists of investments in securities chosen by the participant, as a result, investments consist of both common stock and mutual funds.

(4)                     Related Party Transactions

Certain Plan investments are in shares of mutual funds and money market funds managed by affiliates of J.P. Morgan, American Century, and Union Bank of California. During 2004, J.P. Morgan Retirement Plan Services was the record keeper and Union Bank of California was the trustee, as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. On January 24, 2003, Union Bank of California was appointed successor trustee to the Plan replacing UMB Bank, N.A. Fees paid by the Plan for the investment management services are commission-based, determined as a percentage of total volume per transaction. In addition, Aquila, Inc. common stock is held in participants’ Plan accounts.

(5)                     Plan Mergers

In February 2002, the plan assets of the Everest Connections (Everest) 401(k) Plan of $2,279,013 were merged into the Plan. The provisions of the Everest plan were substantially similar to those of the Plan. However, the participants of the Everest plan received, and will continue to receive, 50% matching on the first 6% of employee compensation with no discretionary contribution. In 2002, the Plan transferred out $1,466,867 related to the sale of a subsidiary of Everest. Effective January 1, 2005, employees of Everest will be eligible for a match of 100% on the first 6% of compensation.

In March 2003, the plan assets of the ECP Retirement (ECP) Plan of $1,619,742 were merged into the Plan. The provisions of the ECP plan were substantially similar to those of the Plan. However, the participants of the ECP plan formerly received 100% matching on the first 4% of employee compensation with no discretionary contribution. Upon plan termination and merger, each participant remained fully vested in all employee deferrals and employer matching contributions. Participants received years-of-service credit for purposes of employer discretionary contributions equal to years-of-service earned under the Plan.

(6)                     Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan, by action of the board of directors or the compensation and benefits committee, to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

(7)                     Income Tax Status

The Plan obtained its latest determination letter, dated April 28, 2003, in which the Internal Revenue Service stated the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has not been restated and amended since receiving that determination letter. The Plan administrator and the Plan’s tax counsel believe the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC.

(8)                      ERISA Litigation

On September 24, 2004, a lawsuit was filed in the U.S. District Court for the Western District of Missouri against certain members of the board of directors and certain members of management alleging they violated the ERISA and are responsible for losses that participants in the Aquila 401(k) plan experienced as a result of the decline in the value of their Aquila stock held in the plan. A number of similar lawsuits alleging that the defendants breached their fiduciary duties to the plan participants in violation of ERISA by concealing information and/or misleading employees who held Aquila stock through the Aquila 401(k) plan were subsequently filed against the Company. On January 26, 2005, the court ordered that all of these lawsuits be consolidated into a single case captioned In re Aquila ERISA Litigation. The plaintiffs filed an amended consolidated complaint in March 2005, which largely repeats each of the allegations in the first complaint. The suits also seek damages for the decline in value of Plan’s assets resulting from the alleged breaches of fiduciary duties.

(9)                     Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2004 to Form 5500:

Net assets available for benefits per the financial statements	$247,227,545
Amounts due from plan sponsor for employee contributions	(284,787)
Amounts due from plan sponsor for employer contributions	(161,227)
Net assets available for benefits per the Form 5500	$246,781,531

The following is a reconciliation of contributions per the financial statements for the year ended December 31, 2004 to Form 5500:

Total contributions per the financial statements	$25,696,894
Amounts due from plan sponsor for employee contributions	29,212
Amounts due from plan sponsor for employer contributions	323,753
Total contributions per the Form 5500	$26,049,859

The schedules presented above reconcile the Company’s financial statements that have been prepared on an accrual basis to the Form 5500, which has been prepared using the cash basis of accounting.

Schedule 1

AQUILA, INC. RETIREMENT

INVESTMENT PLAN

Schedule H, line 4i—Schedule of Assets (Held at End of Year)

December 31, 2004

Shares or face value	Description	Fair market value
44,853,845	SEI Stable Asset Fund*	$44,853,845
111,099	America Fund Growth Fund of America	3,041,915
159,191	American Balanced Fund	2,865,450
3,670,925	American Century Equity Index Fund*	17,723,906
716,223	American Century Income & Growth Fund*	21,974,968
1,654,169	American Century International Growth Fund*	14,989,411
1,428,688	American Century Small Cap Value Fund*	14,538,858
537,690	American Century Ultra Fund*	15,872,861
668,297	Artisan Mid Cap Fund	19,752,541
222,320	Fidelity Equity Income Fund	11,731,984
29,578	Fidelity Diversified International Fund	847,135
797,552	J.P. Morgan Bond Fund*	7,744,642
93,418	Managers Special Equity Fund	8,449,571
237,736	Vanguard Extended Market Fund	7,455,411
915,182	Vanguard Intermediate Term Bond Fund	9,771,245
—	JPMI Brokerage Fund (a)*	2,394,040
131,515	Enron Corporation Common Stock	5,524
8,757,867	Aquila, Inc. Common Stock*	32,329,887
5,137,245	Aquila, Inc. participant loans (b)*	5,137,245
	Total investments	$241,480,439

* Party-in-interest to the Plan.

(a) Includes individual securities held by the trust at the direction of the participant.

(b) Interest rates on participant loans are fixed and equal to the prime rate plus 2% ranging from 6.00% to 11.50%.

See accompanying report of independent registered public accounting firm.